

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Seng Yeap Kok
Chief Executive Officer
Exsular Financial Group Inc.
Room 1105, 11/F, Hip Kwan Commercial Building
No.38 Pitt Street
Yau Ma Tei, KLN, Hong Kong

   Re: Exsular Financial Group Inc.
    Amendment No. 1 to Registration Statement on Form 10
    Filed November 23, 2020
    File No. 000-56219

Dear Mr. Kok:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Technology

cc: William B. Barnett